UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13(a)-16 or 15(d)-16
of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

CONTENTS

Pursuant to the notice of the special general meeting of shareholders (the “Special Meeting”) of Tufin Software Technologies Ltd. (the “Company”) that was published on May 3, 2022 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on May 3, 2022, the Company hereby furnishes the proxy statement and form of proxy card for the Special Meeting. The Special Meeting is scheduled to be held on June 7, 2022 at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time) at the principal executive offices of the Company, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel. Copies of the proxy statement and form of proxy card are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 99.1 and 99.2, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties.  Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects.  In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target” and similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes.  Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein, including, but not limited to: (1) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed merger; (5) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (6) impact of the merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners; (7) the significant transaction costs associated with the proposed merger and (8) other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all.  These forward-looking statements speak only as of the date on which such statements are made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information about other risks to which the Company is subject, please see the Company’s filings or furnishings, as applicable, with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Special Meeting, the Company will send to its shareholders of record as of the record date, and will forward for distribution to beneficial shareholders who hold ordinary shares of the Company through a bank, broker or other nominee serving as a record holder as of the record date, the proxy statement describing the proposals, including the merger proposal, to be voted upon at the Special Meeting, as well as logistical information related to the Special Meeting. Along with a proxy statement, the Company will also send and forward a proxy card or voting instruction form enabling shareholders to submit their votes on such proposals.

This communication is not a substitution for the proxy statement, proxy card or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT, PROXY CARD AND ANY OTHER RELEVANT MATERIALS  FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov, the Company’s website at investors@tufin.com, or by directing the request to the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291, 333-253994 and 333-264612).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

Date: May 13, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Proxy Statement for Special General Meeting of Shareholders of Tufin Software Technologies Ltd., to be held on June 7, 2022
99.2	Form of Proxy Card for Special General Meeting of Shareholders of Tufin Software Technologies Ltd., to be held on June 7, 2022